Filed by Expedia, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2

of the Securities Exchange Act of 1934, as amended

Subject Company: HomeAway, Inc.

(Commission File No. 001-35215)

From: Bob Dzielak (ELCA)

Sent: Friday, November 06, 2015 8:36 AM

To: All Staff Members Worldwide

Subject: Potential HomeAway Acquisition—Important Rules Regarding Communication

Hi Team,

As Dara announced in his email on Wednesday, we have entered into an agreement to acquire HomeAway, Inc. and its family of brands. Given that the transaction is subject to customary closing conditions, including the tender of a majority of the outstanding common stock of HomeAway and certain regulatory approvals, it has not yet closed.

What we say and do between now and closing is closely regulated by the SEC, so to avoid issues that could delay or adversely impact a closing of the transaction, it is IMPORTANT that you follow these rules:

•	DON’T tweet, post or otherwise communicate about the agreement between HomeAway and Expedia without PRIOR approval from Legal.

•	This applies to ANY communications about the transaction to customers, partners, vendors, etc., as well as most company or office-wide emails to employees.

The SEC generally requires pre-closing written communications about a tender offer (which is how the transaction is structured) to have a special legend and be filed publicly with the SEC on the same business day on which they are made. As such, you must get PRIOR approval from legal for any communications (including posts, emails, etc.) about the transaction, whether to customers, partners, etc., and even large groups of employees.

Please submit ALL proposed communications regarding this transaction to the ProjectHComms alias, and we will work with you to ensure such messages are prepared with the appropriate legend and for public filing with the SEC. Below is the legend that will be used on all such communications.

Should anyone have questions, please contact Jared Sine (jsine@expedia.com) or Mike Marron (mmarron@expedia.com) in ELCA.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Expedia, Inc. (“Expedia”) and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (“SEC”). At the time the exchange offer is commenced, Expedia and its acquisition subsidiary will file a tender offer statement on Schedule TO, Expedia will file a registration statement on Form S-4, and HomeAway will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOMEAWAY STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HOMEAWAY SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of HomeAway stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Expedia’s Investor Relations department at (425) 679-3759.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, Expedia and HomeAway file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Expedia and HomeAway at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Expedia and HomeAway’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.